March 13, 2009

Mr. Robert S. Littlepage Jr.

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C.  20549

Via EDGAR

Dear Mr. Littlepage

This letter is in response to your letter dated February 27, 2009, regarding Chase Corporation’s Form 10-K for the fiscal year ended August 31, 2008, the Definitive Proxy Statement incorporated by reference into Part III of Form 10-K, and the Form 10-Q for the period ended November 30, 2008.  In addition to the Company’s response we have also included the Staff’s comment.

Form 10-K for the Fiscal Year Ended August 31, 2008

Note 1 — Summary of Significant Accounting Policies — Stock Based Compensation

Comment No. 1

Please advise us as to why you believe your historical share option exercise experience does not provide you with a reasonable basis for estimating expected return, thereby resulting in your continued use of the simplified method described in SAB 107 and SAB 110.

Response to Comment No. 1

We have had minimal stock option grants to employees and directors.  In the three most recent fiscal years completed, there have only been two stock option grants, totaling 250,000 shares.  These option grants were to two officers of the Company and we have not issued stock option grants to a broad group of employees and thus we have minimal historical data on the expected term of stock options. As of August 31, 2008, all 250,000 options remain unvested.  For estimating the expected term, we have what SAB 107 defines as “plain vanilla” stock options, and therefore use a simple average of the vesting period and the contractual term for options granted subsequent to January 1, 2006 as permitted by SAB 107.  As we get more data and history related to stock options awards, we plan on refining our assumptions including the expected term.  We have reviewed and confirmed that our stock option grants meet the definition of plain vanilla stock options, as defined by SAB 107.  We plan to continue using the simplified method, until we have the historical data necessary to provide a reasonable estimate of the expected life of these stock options, in accordance with SAB 107, as amended by SAB 110.

Note 12 — Export Sales and Foreign Operations

Comment No. 2

We note you state that no foreign geographic area accounted for more than 10% of revenues from continuing operations.  And you do not make any disclosure regarding the long-lived assets located in foreign countries.  However you refer to the European Operations in several places which suggest that these operations may be significant to the company as a whole.  Please advise us as to what considerations you have made with regard to disclosing foreign operations throughout the filing compared to what is disclosed in this footnote and what is required by SFAS 131, Disclosures about Segments of an Enterprise and Related Information, paragraph 38.

Response to Comment No. 2

In our next 10-Q filing, we will include a disclosure regarding the materiality of long-lived assets located in foreign countries.  If these long-lived assets are material in an individual foreign country, those assets will be disclosed separately.  Specifically, we intend to include a disclosure similar to the following:  As of August 31, 2008, the Company had long-lived assets (defined as providing the company with a future economic benefit beyond the current year or operating period; including buildings, equipment and intangibles) of $10,793,325 located in the United Kingdom.  We will include this disclosure in all future 10-K filings.

While we agree that there are several references throughout the filing regarding our European Operations, these references are mainly limited to Item 7, Management Discussion & Analysis of Financial Condition and Results of Operations.  Specifically, these references to European Operations are used to explain the recent fluctuations in both revenues and cost of products and services sold over the prior three fiscal years.  Starting with our October 2005 acquisition of Concoat Holdings Limited based in Camberley, England, we have continued with our international growth over the past few years with the formation of a sales office in Paris, France in March 2007 and the acquisition of certain product lines and a related manufacturing facility in Rye, England during September 2007 that led to the formation of Chase Protective Coatings Limited.  While none of these European locations individually represents a material source of revenue (defined as greater than 10% of consolidated revenues) for the Company, we have observed fluctuations of our revenues and costs of products and services sold over the past few years that were directly caused by these new acquisitions.

In accordance with the disclosure requirements stated in SFAS 131, we will continue to perform our review to ensure that any material revenues (accounting for more than 10% of revenues from continuing operations), from external customers that are directly attributable to an individual foreign country, are adequately disclosed.  To date, our revenue disclosures have been appropriate.

Note 15 — Related Party Transactions

Comment No. 3

Please disclose the gross and net value of the intangible asset capitalized for the voting agreement between Chase and the Trust as described in the third paragraph.

Response to Comment No. 3

In our next 10-K filing, we will disclose the gross and net value of the intangible asset capitalized for the voting agreement between Chase and the Trust.  Specifically, we intend to include a disclosure similar to the following:  As of August 31, 2008, the intangible asset capitalized for the voting agreement, with an original book value of $200,000 and current net book value of $105,000, continues to be amortized over its ten year useful life.

Note 19 — Valuation and Qualifying Accounts

Comment No. 4

We note you have a warranty reserve.  Please disclose what this relates to and your policy for establishing and accounting for such a reserve, and advise us.

Response to Comment No. 4

In our next 10-K filing, we will disclose our policy for establishing and accounting for warranty reserves.  Specifically, we intend to include a disclosure similar to the following:  The Company’s warranty policy provides that the products (or materials) delivered will meet its standard specifications for the products or any other specifications as may be expressly agreed to at time of purchase.  All warranty claims must be received within 90 days from the date of delivery, unless some other period has been expressly agreed to within the terms of the sales agreement.  The Company’s warranty costs have historically been insignificant.  The Company records a current liability for estimated warranty claims with a corresponding debit to cost of products and services sold based upon current and historical experience and upon specific claims issues as they arise.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Security Ownership of Certain Beneficial Owners and Management

Comment No. 5

In future filings, please disclose all information that is required to be disclosed pursuant to Regulation S-K Item 403(a) and Instruction 7 thereto regarding your voting agreement with Edward L. Chase Revocable Trust, including the names and addresses of the trustees.

Response to Comment No. 5

We do not believe that the requirements of Instruction 7 to Item 403 of Regulation S-K apply to the Trust, since we do not believe that the Trust holds its securities “pursuant to any voting trust or similar agreement” within the meaning of the instruction.  While we are not aware that the term is defined in SEC regulations, a “voting trust” implies the creation of a trust in order to combine the voting power of multiple shareholders.  The Trust is a family trust formed by one of the Company’s founders, now deceased, for the benefit of his family members.  The Trust continues to hold both economic and voting interests in the shares that it owns.  The execution of the voting agreement with the Company did not involve the creation of a trust, and we do not believe it to be “similar” to a voting trust in that it does not consolidate the voting power of multiple stockholders or involve any agreement, with respect to voting or otherwise, with any other stockholder of the Company.  Rather, the Trust has, for the duration of the agreement (all of which is disclosed in the Company’s SEC filings), agreed to vote in favor of the directors nominated by the Company’s Nominating and Corporate Governance Committee.  In this respect, there are no voting decisions being made by the trustees that could be disclosed as contemplated by Instruction 7 (which calls for disclosure of “voting rights or other powers under the trust or agreement”, in addition to information concerning the trustees).

In our next proxy statement, however, we will summarize the key terms of the voting agreement in the footnote to the ownership table, substantially similar to the following:  Under a voting agreement with the Company, the Trust has agreed to vote its shares for the persons nominated to the Board of Directors by the Company’s Nominating and Corporate Governance Committee until the Company’s annual meeting in 2013 or, if earlier, such time as the Trust ceases to own 10% of the Company’s common stock.  Under the terms of the voting agreement, Mary Claire Chase has been nominated for election as a director of the Company at the Meeting.

Compensation Discussion and Analysis

Comment No. 6

We note that you use a single performance target based on earnings before taxes in connection with determining the amounts of both your cash bonuses and your equity awards.  Since this performance target appears material in the context of your compensation policies and decisions, please disclose the target in future filings.  Furthermore, provide a more detailed and quantified explanation of how and why the committee adjusts the measure in its discretion.  If you believe that disclosure of this performance target is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the company to achieve the undisclosed performance target.  General statements regarding the level of difficulty or ease associated with achieving the target are not sufficient.  In discussing how difficult it will be for the company to achieve the performance target, provide as much detail as necessary without providing information that would result in competitive harm.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment No. 6

In our next proxy statement, we will disclose our performance target for both our cash bonuses and equity awards.  To the extent this is similar to the targets in the prior two years it would result in the disclosure of a target of earnings before taxes; however, the measurement used as the basis for the target may change from time to time pursuant to the approval of the Board of Directors or the Compensation Committee.  Any such changes will be described in future proxy statements.  Additionally, we will provide further details as to the factors involved with the Compensation Committee’s discretionary adjustments, if any.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Consolidated Statement of Stockholders Equity

Comment No. 7

Please disclose, and explain to us, the nature of the reclass of previously accrued stock based compensation related to restricted stock and stock options from accrued liabilities to equity, totaling $443,263.

Response to Comment No. 7

The original entry for two stock based compensation awards related to restricted stock was recorded as a credit to accrued liabilities during the year ended August 31, 2008.  At the time we believed that the entries should be posted to a liability account since these amounts were estimates based on the performance criteria within the stock based compensation awards and given consideration to the fact that no actual equity shares had been issued as of August 31, 2008.  Based on further review of the technical accounting guidance and in discussion with our external independent accounting firm we determined that these stock based compensation awards should be recorded in stockholder’s equity due to the fact that the shares qualified as having a measurement date (i.e., fixed at the grant date) and were going to be settled in equity shares.  As a result, we recorded a journal entry during the quarter ended November 30, 2008 to reclass $443,263 from accrued liabilities to stockholders’ equity.  This reclassification entry had no impact on the statement of operations or cash flows.  Prior to making the adjustment, we evaluated the adjustment pursuant to the guidelines contained in the Commission’s Staff Accounting Bulletin No. 99 (SAB 99).  In doing so, we considered both the quantitative and qualitative impact of the adjustment on our previously filed reports and considered whether the judgment of a reasonable person relying on the previously issued reports would have been changed or influenced by the adjustment.  As a result of this assessment, we determined that the adjustment was immaterial to the consolidated balance sheet at each relevant period end.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Furthermore we understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact me if you have any questions about our responses to your comments.  Please contact me at (508) 279-1789 ext 229 with any questions.

Sincerely,

CHASE CORPORATION

/s/ Kenneth L. Dumas

Kenneth L. Dumas
Chief Financial Officer and Treasurer